

Uranium Trading Corporation

"Yellow Is the New Green"

2321 Rosecrans Avenue, Suite 3245 | El Segundo, CA 90245 | Tel: 310-207-8400

FREE WRITING PROSPECTUS

Information provided and statements contained in this presentation that are not purely historical are forward-looking statements. Such forward-looking statements only speak as of the date of this presentation and the Company assumes no obligation to update the information included in this presentation. These statements often include words such as "believe," "expect," "anticipate," "intend," "predict," "plan," "should," or similar expressions. These statements are not guarantees of performance or results, and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements, including those risk factors identified in "Risk Factors" of the preliminary prospectus filed as a part of the registration filed by the Company. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future, to reflect the occurrence of unanticipated events or for any other reason.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

A copy of the preliminary prospectus filed with the Securities and Exchange Commission is available at:
https://www.sec.gov/Archives/edgar/data/1750407/000149315218014837/form424a.htm

or from the Underwriter at B. Riley FBR, Inc., Attention: Prospectus Department, 1300 17th Street N., Suite 1700, Arlington, VA 22209, or by telephone at (800) 846-5050 or by email at prospectuses@brileyfbr.com.

Table of Contents

Offering Introduction



Offering Overview	
Issuer:	Uranium Trading Corporation
Securities Offered:	_______________ shares of our non-voting Class A Common Stock, par value $0.0001 ("Class A Common Stock")
Number of shares of Class A Common Stock outstanding before the offering	375,000 shares of Class B and no shares of Class A Common Stock issued and outstanding as of August ___, 2018
Number of shares of Class A Common Stock to be outstanding after the offering	375,000 shares of Class B and _____________ shares of Class A Common Stock issued and outstanding (____ shares of Class A Common Stock if the Underwriter's over-allotment option is exercised in full). The Class A Common Stock and Class B Common Stock are identical except that the Class A Common Stock has no voting rights
Price per share:	$_________
Trading Market:	We intend to apply to have our Class A Common Stock approved for trading on the NYSE American.
Use of Proceeds:	Our net proceeds (after our estimated offering expenses and underwriter's discount) will be $__________. We will use at least 85% of these net proceeds for purchases of uranium and to utilize in our uranium trading program with any balance for working capital and other general corporate purposes. We have entered into an agreement to purchase up to two million pounds of U_3O_8 at a discount of 1.5% of the spot price.
Sole Underwriter:	B. Riley FBR, Inc.

DAVID BERKLITE

CEO Uranium Trading Corp.

- Mr. Berklite is a Co-Founder and CEO of Uranium Trading Corporation with over 30 years of experience in the Uranium industry
- Prior to UTC, Mr. Berklite spent 5 years at ConverDyn as VP in charge of business development
- Prior to joining ConverDyn, Mr. Berklite was the Director of Business Development for Cameco/Nukem, responsible for developing new opportunities in the nuclear fuel cycle and the management of the Uranium Recovery Business
- Prior to joining Cameco, Mr. Berklite served as VP of Westinghouse Electric Corporation, where he was responsible for nuclear fuel procurement requirements, and the nuclear transport and new fuel container development programs and
- Mr. Berklite set up Uranium Asset Management (UAM) in 1996, a subsidiary of British Nuclear Fuels, Ltd., where he was responsible for supplying the UK reactor requirements
- Mr. Berklite began his career in 1985 as a Nuclear Engineer at Arkansas Power and Light Co.
- Mr. Berklite received a B.S. degree in Nuclear Engineering from Mississippi State University and an M.B.A. degree from Millsaps College

MARKUS KEMMERER, CFA

CFO Uranium Trading Corp.

- Mr. Kemmerer is a Co-Founder and CFO of Uranium Trading Corporation with over 15 years of experience in the Uranium industry
- Prior to UTC, Mr. Kemmerer served as VP of Trading and Board Member for the Nukem Trading division for Cameco Corp. Responsibilities included chief of trading for nuclear fuel components as well as the development of a risk management framework. Procured and sold $B's in Uranium products
- Prior to Nukem/Cameco, Mr. Kemmerer focused on decentralized power generation technologies with RWE Fuel Cells GmbH
- Mr. Kemmerer began his career at Metallgesellschaft AG in Frankfurt, where he traded Aluminum, Zinc, Copper, and Alumina
- Mr. Kemmerer holds a B.Sc. And M.Sc. In Industrial Engineering and Management from the Technical University of Darmstadt, Germany, and graduated with a B.A. in Business Administration from the Hessische Berufsakademie in Frankfurt, Germany

JOE HUBER

Executive Director Uranium Trading Corp.

- Mr. Huber is the Managing Member of Huber Capital Holdings, a diversified investment corporation and Co-Founder of Uranium Trading Corporation
- Prior to founding Huber Capital Holdings, Mr. Huber was a Principal and Director of Research for Hotchkis and Wiley Capital Management, overseeing over $40 billion in U.S. value asset portfolios
- Prior to joining Hotchkis and Wiley, Mr. Huber served as Portfolio Manager and Director for Merrill Lynch Asset Management and as Portfolio Manager for Goldman Sachs Asset Management in New York
- Mr. Huber received his BA in statistics and economics from Northwestern University and an M.B.A. from University of Chicago with concentrations in accounting and finance

Opportunity



- **UTC Management Believes Uranium is positioned for price appreciation**
  - Uranium demand should continue to outpace supply
  - Current depressed prices do not justify increased production
  - With meaningful production offline, existing inventories are being depleted
  - No meaningful capacity addition under way or contemplated worldwide
  - High priced sales/ purchase contracts expiring within 2-3 years leading to significant expected upcoming utility contracting

- **UTC is uniquely positioned to capture and amplify the commodity upside**
  - Highly experienced Management Team with strong incentive plan which aligns interest with shareholders
  - Unlike mines, UTC is not exposed to operational risk
  - Trading platform designed to generate additional income
  - Uranium purchase contract signed covering the total anticipated IPO value at Market – less a 1.5% discount

- **Uranium returns are largely uncorrelated to other asset classes**

Opportunity to Invest in Uranium at Decade-Low Prices

- ❑ **Price spikes** in 2007 ($150/ lbs) and pre-Fukushima in 2011 ($70/lbs) followed by relentless price decline
- ❑ **Price recovery** underway to currently approx. $27.50/lbs (from $21.00/ lbs in May 2018)
- ❑ **Cash costs** for many world producers are $30 to $45/lbs U3O8
- ❑ Fully loaded costs (or price to earn cost of capital) are $75-$80/lbs
- ❑ Current **supply/demand gap** will only worsen:
  - Anticipated **supply deficit** after current **high-priced sales contracts** expire in 2020-2021
  - **Mined supply** does not meet current demand
  - Currently **55 reactors** are under construction – average size of new reactors are about 33% larger than the existing fleet

Uranium Spot vs LT Price 2005 - 2018


160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Long-Term Price
Spot-Price
Jan-05
Sep-05
May-06
Jan-07
Sep-07
May-08
Jan-09
Sep-09
May-10
Jan-11
Sep-11
May-12
Jan-13
Sep-13
May-14
Jan-15
Sep-15
May-16
Jan-17
Sep-17
May-18

Uranium Spot Price in 2018


28.0
27.0
26.0
25.0
24.0
23.0
22.0
21.0
20.0
Up 30% within
5 months
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18

Challenges of U.S. Investing in Uranium

- No direct **Uranium investment vehicles** exist in the U.S. Current pure-play investment opportunities are limited to mostly exploration or small mining companies
- **High barriers of entry** to create UTC-like entity due to:
  - Small, relationship based industry with scarce data availability limits outsider access
  - Bilaterally negotiated contracts with highly confidential terms and conditions

UTC

Solutions Provided Through UTC's Investment Vehicle

- UTC has developed a mechanism to own physical Uranium at licensed storage facilities and will be the only public **investment vehicle** in the U.S.
- UTC has a highly **experienced management team** with decades of experience and relationships in the Uranium industry
- UTC has establish a **two-pronged investment approach**:
  - **Ownership** of physical Uranium - (UTC **signed agreement** to purchase Uranium at 1.5% discount to spot)
  - **Active pursuit** of commercial and trading opportunities driven by management's deep experience and contacts

Profitability Through Trading Platform

- UTC will engage in a variety of **trading activities**, primarily agency transactions like: swaps, loans, brokerage, hedging services, off-take agreements and structured transactions using trade finance techniques (forfaiting, carry trades and third party inventory financing)
- **Recent shutdown of Trading Operations** in major banks and producers created a gaping hole in the intermediary market.
- **Illiquid, opaque, and relationship** based market provides opportunities for those with experience and knowledge, to capitalize.
- Markus, in his prior role, recognized the opportunity, assembled a team and introduced **trade finance transactions** to the Uranium Market leading to several multi-year utility contracts valued several $100 Million.
- David set up **Uranium Asset Management LLC** in the UK. UAM profitably managed all uranic assets of BNFL and Westinghouse and supplied all UK reactor requirements.
- **Markus and David have been amongst the largest traders of uranium for the past two decades, each responsible for amassing several billions of dollars worth of material.**
- Primarily, trading activities will focus on agency type trading exhibiting limited **uranium price risk** exposure.

Uranium Demand



Total Worldwide Nuclear Reactor Count Present - 2035



Reactors
1,050
850
650
450
250
50
(150)
414
414
430
16
485
55
634
149
494
140
889
335
80
554
Operating Reactors
Japanese Restarts
Under Construction
Planned
Retirements
WNA Hi-Case Incl. Proposed

Note:
2018 – includes 9 restarted Japanese reactors

Current and Projected Demand Present - 2035



Millions of lbs U3O8e
500
450
400
350
300
250
200
150
100
50
-
176
192
443
125
75
243
2017 Demand
2018 Demand est.
2035 Demand est.

- *Nuclear uranium demand forecast to rise 38%*
- *Nuclear Capacity increases from 359 GWe to 482 GWe by 2035 (34%)*
- *High case shows a doubling of demand*

Source: WNA Nuclear Fuel Report 2017, UxC - 2018 Q2 Uranium Market Outlook

Yellow Is the New Green

Michael Shellenberger:
"…if Germany hadn't closed its nuclear plants, it's (carbon) emissions would be 43 percent lower than they are today. "

Ken Caldeira:
"There's really only one technology that we know of that supplies carbon-free power at the scale modern civilization requires, and that is nuclear power"

James Hansen, Kerry Emanuel, Ken Caldeira and Tom Wigle (2015):
"To solve the climate problem, policy must be based on facts and not prejudice. Alongside renewables, Nuclear will make the difference between the world missing crucial climate targets or achieving them."

Joshua S. Goldstein and Staffan A. Qvist (2018):
"[Nuclear power is] thousands of times safer than coal… nuclear power is the safest form of energy ever used, in terms of deaths per unit of energy."





Current China Nuclear Growth Plan


GW
180
160
140
120
100
80
60
40
20
44
58
97
160
Current*
2020
2025
2040

New Reactors Under Construction by Country


13
7
6
4
4
21
China
India
Russia
UAE
South Korea
Rest of the World

Source: WNA, IAEA (PRIS), September 2018

- China's "five-year-plan" for 2016-2020, announced in March 2016, will expand its strategic uranium reserve to ensure enough fuel supply for a **massive program of new nuclear reactors**
- To meet their target nuclear generation capacity, China is expected to build over **100 new reactors by 2030**
- According to the WNA, the 58 GW target for 2020 will raise China's uranium demand to about **15% of the global market**
- The Shanghai Nuclear Power Office estimates China's natural uranium demand is likely to reach 11,000 tonnes by 2020 and 24,000 tons in 2030

* includes reactors in Taiwan


Uranium Supply

Mined Production Does Not Meet Current or Projected Demand



2016
7 MM lbs Shortfall in 2016
2017
22 MM lbs Shortfall in 2017
2018 (est.)
57 MM lbs Shortfall in 2018
Millions of lbs
200
180
160
140
120
100
162
169
154
176
135
192
Production
Demand
Production
Demand
Production
Demand

Current Shortfall Expected to Worsen:

- In December 2017, **Kazakhstan**, the world's largest producer, announced a 20% cut in planned production
- In June 2018, Cameco announced the shutdown of its MacArthur River facility, the world's largest mine accounting for approximately 11% of the world's supply, for an indefinite period
- No new material greenfield or expansion in process or expected in the near future
- New greenfield mines take approximately 5 years before becoming a producing mine

Source: Energy Resources Australia annual reports; Paladin Energy annual reports; Paladin filing with Australian Stock Exchange dated May 27, 2014, Cameco, WNA, and UxC - 2018 Q2 Uranium Market Outlook

Accumulated Yearly Production Curtailments over Time


U3O8 in
Million lbs.
60
50
40
30
20
10
-
2016
2016
2017
2017
2017
2017
2018-2018
2018
2019-2020
Reversal of Underfeeding
Cameco, McArthur River
Paladin, Langer Heinrich
Kazatomprom, Kaz Ops2
Orano, Niger Ops
Kazatomprom, Kaz Ops
Cameco, MacArthur River
Cameco, US Ops
Cameco Rabbit Lake

Source: Various



Unsustainable Market Dynamics Should Cause Uranium Prices to Rise

Financial Entities and Producers are Buying for Investment and Inventory Purposes

Total Purchases: 28.4 - 33.4 MM

- **Uranium Participation Corporation** — 2.1 MM lbs. Purchase
  - Purchased 1.4MM lbs. in Q3 - Q4 of 2017
  - 675,000 lbs. in Q2 2018
- **Yellow Cake PLC** — 8.4 MM lbs. Purchase
  - $170 MM at $21 / lbs. (5% of global annual supply) and a further $100 MM worth of Uranium over 9 years
- **Cameco** — 11-15 MM lbs. Purchase
  - Purchase an additional 2-4 MM lbs. in 2018
  - Additional 9-11 MM lbs. in 2019
- **Tribeca Investment Partners** — 2.9 MM lbs. Purchase
  - Seeking to raise $75 MM to purchase physical Uranium at $25.75 / lbs. approx. 2.9 MM lbs.
- **Other Funds** — 2-3 MM lbs. Purchase
  - Private Investment Funds
- **UTC** — 2 MM lbs. Purchase
  - **Purchase of 2 MM lbs. plus approx. $100 MM per annum for the foreseeable future**

Source: Various

Accumulated Worldwide Inventories (lbs. U_3O_8): 1.3 billion lbs.

Depleted and Dedicated Supply:

"Depleted" refers to "tailings" or waste stream from the enrichment process...

We believe the **majority** of the commercial inventories are dedicated to those utility needs and therefore **not available for re-sale**

Only approximately **10%**, or **1 year of global demand**, potentially **available**

Total Commercial Utility Inventories: **381 million lbs.**

Source: ESA, EIA, World Nuclear Association Survey and WNA 2017 Nuclear Fuel Report and UxC

Fuel Cost to Produce a Megawatt of Electricity


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
-
$ per lbs
$7.45
$25.50
$24.97
Nuclear (1)
Fossil Steam
Gas Turbine and Small Scale (2)

- Nuclear fuel costs per Megawatt-hour are less than one-third of fossil fuel
- Requirement to continuously operate nuclear plants makes fuel demand nearly inelastic
- Nuclear fuel costs per Megawatt-hour are below natural gas at uranium prices up to $300 - $400 / lb.

Source: EIA table 8.4 (2016)
1) U_3O_8 costs are $1.50 of this at $25/pound
2) Gas Turbine and Small Scale category consists of gas turbine, internal combustion, photovoltaic, and wind plants

Correlation Since August 2004

	Uranium	Oil	Agriculture	Gold	S&P 500	Bonds
Uranium	1.00	0.12	0.08	-0.02	0.07	-0.14
Oil	0.12	1.00	0.80	0.78	0.55	0.75
Agriculture	0.08	0.80	1.00	0.77	0.57	0.75
Gold	-0.02	0.78	0.77	1.00	0.29	0.94
S&P 500	0.07	0.55	0.57	0.29	1.00	0.46
Bonds	-0.14	0.75	0.75	0.94	0.46	1.00
Average	0.02					

Summary and Conclusion



- **Pricing:**
  - Current Price: $27.50 / lb, recovering from $21/ lb. level in May'18
  - Variable (cash) cost to extract: ≈ $35 - $40 / lb.
  - Fully loaded cost to extract: ≈ $75 - $80 / lb.
- **Demand:**
  - 192 Million lbs. estimated for 2018
  - 414 operating reactors with 55 under construction with 149 planned
  - China is expected to build over 100 new reactors by 2030
  - 2035 expected demand of 243 Million lbs. (reference case) – potentially up to 318 MM - 443 MM lbs.
- **Supply:**
  - 2018 expected production is 135 million pounds, up to a 57 million lbs. shortfall versus need
  - Current shortfall expected to expand for the foreseeable future
    - Existing mines mothballing at record rates
    - Existing operating mines depleting by about 10% per annum
    - New greenfield mines take about 5 years to become operational
    - No new material greenfield mines known to be under construction currently
    - Secondary sources of excess inventory quickly depleting

Source: Nuclear Energy Institute

- UTC provides a **two pronged approach** for investors in the global uranium market:
  - Pursuit of **trading and other commercial opportunities** identified by its management team in a highly illiquid, private and fragmented market, and
  - **Investment in physical uranium** in anticipation of future price appreciation
- Recent industry exits of major uranium trading operations at major banks and mining companies have provided a **vacuum of opportunity**
- UTC's **team of leading experts and traders** can take advantage of those opportunities through multiple mechanisms to drive revenue
- UTC has a **supply agreement** in place for the purchase of uranium covering the total anticipated IPO volume at a discount to spot market of 1.5%
- Very limited options for financial investors to invest in U_3O_8
- Uranium prices have very low correlation with other asset classes

Source: Nuclear Energy Institute

Appendix



Key Steps in the Nuclear Fuel Cycle

- U_3O_8 ("yellowcake") is mined
- A *converter* converts it to UF_6 gas
  - Port Hope, Canada
  - Metropolis, IL
- An *enricher* enriches to U-235 using centrifuges
  - URENCO facility, New Mexico
  - AREVA facility, Idaho Falls
- A *fuel fabricator* makes nuclear fuel pellets and fabricates them into fuel rods for power plant reactors
  - AREVA facility in Richland, WA
  - Westinghouse facility in Columbia, SC

The facilities listed above are examples of some North American facilities; additional facilities exist throughout the world to perform the same functions.


Mining:
Mining of "Yellow Cake"
& Milling To
Chemistry:
Conversion Chemistry
Mining:
Mining of "Yellow Cake"
Chemistry:
Conversion Chemistry
Enrichment:
Recycling:
Final Waste Disposal at Repository
(USA only)
URANIUM
URANIUM+PLUTONIUM
Recycling:
Mox Fuel Fabrication
Spent Fuel:
Wet & Dry Storage
Reactors
& Services

Even Low-Cost Mines Have Curtailed Production at Current Prices

Example: The McArthur River Mine in Canada's Athabasca Region is the world's largest high-grade deposit

- The world's largest producing uranium mine in 2016, responsible for 11% of global production
- Maximum permitted production of 18.7 million pounds per year

On November 8, 2017 Cameco announced the suspension of all production at McArthur River, in part due to uranium prices holding near "unsustainably low levels"

- McArthur River is uneconomic at current prices despite cost cuts that reduced average unit costs by 13% vs. prior years' levels
- Cameco has also suspended production at the Rabbit Lake operation and curtailed production at US sites



Aerial view of the MacArthur River Mine.

Source: Cameco Corp., WNA

Japan is Restarting Idled Reactors

• Apr 4, 2014:	Japan's Cabinet approved an energy policy that calls for reinstating nuclear power
• Jun 10, 2014:	Japanese lawmakers approved the appointment of 2 pro-nuclear commissioners to the Nuclear Regulatory Authority, replacing 2 anti-nuclear commissioners
• Jul 16, 2014:	The Japanese Nuclear Regulatory Authority gave safety approval to restart 2 facilities.
• Oct 28, 2014:	Satsumasendai, a town in southwest Japan that hosts the two-reactor Kyushu Electric Power Co. Nuclear Plant, voted to authorize restart of the reactors – the first Japanese town to do so.
• Sep 10, 2015:	The Sendai 1 reactor commenced commercial operation, becoming the first Japanese nuclear unit to be restarted post-Fukushima.
• Oct 8, 2015:	The Ikata Municipal Assembly unanimously approved the restart of the Ikata 3 unit.
• Oct 15, 2015:	The Sendai 2 reactor became the second to restart.
• Dec 10, 2015:	Takahama Town approved the restart of the Takahama 3 & 4 units.
• Jan 29, 2016:	The Takahama 3 reactor became the third to restart.
• Sep 17, 2016:	Ikata 3 becomes the fourth reactor to restart.
• Jun 6, 2017:	Takahama 4 restarts, the fifth reactor to do so.
• Mar 15, 2018:	Unit 3 of Ohi Nuclear Plant reaches criticality, the sixth reactor to restart after clearing Japan's revised safety regulations.
• March 23, 2018:	Genkai 3 begins the process of restarting operations, the seventh reactor to do so.
• May 6, 2018:	Unit 4 of Japan's Ohi nuclear power plant comes back online, the eighth reactor in the country to resume service.
• Sep 24, 2018:	The Hiroshima High Court clears Shikoku Electric Power Co.'s Ikata No. 3 reactor for restart, the ninth reactor to do so.

Progress is slow but Japanese units are poised to steadily come back online.

Source: Nuclear Energy Institute, World Nuclear News, Power Magazine, Bloomberg

Appendix

Mined Uranium Production by Country

U_3O_8, millions of lbs

Country	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	% of 2016 total
Kazakhstan	17.3	22.2	36.5	46.3	50.6	55.4	58.4	60.1	61.9	63.9	39.4%
Canada	24.6	23.4	26.4	25.4	23.8	23.4	24.3	23.7	34.6	36.5	22.5%
Australia	22.4	21.9	20.8	15.3	15.6	18.2	16.5	13.0	14.7	16.4	10.1%
Namibia	7.5	11.4	12.0	11.7	8.5	11.7	11.2	8.5	7.8	9.5	5.9%
Niger	8.2	7.9	8.4	10.9	11.3	12.1	11.7	10.5	10.7	9.0	5.6%
Russia	8.9	9.2	9.3	9.3	7.8	7.5	8.2	7.8	7.9	7.8	4.8%
Uzbekistan (est)	6.0	6.1	6.3	6.2	6.5	6.2	6.2	6.2	6.2	6.3	3.9%
China (est)	1.9	2.0	1.9	2.2	2.3	3.9	3.9	3.9	4.2	4.2	2.6%
USA	4.3	3.7	3.8	4.3	4.0	4.1	4.7	5.0	3.3	2.9	1.8%
Ukraine (est)	2.2	2.1	2.2	2.2	2.3	2.5	2.4	2.4	3.1	2.6	1.6%
South Africa	1.4	1.7	1.5	1.5	1.5	1.2	1.4	1.5	1.0	1.3	0.8%
India (est)	0.7	0.7	0.8	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.6%
Czech Republic	0.8	0.7	0.7	0.7	0.6	0.6	0.6	0.5	0.4	0.4	0.2%
Romania (est)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1%
Pakistan (est)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1%
Brazil (est)	0.8	0.9	0.9	0.4	0.7	0.6	0.6	0.6	0.1	0.1	0.1%
France	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-	0.0%
Germany	0.1	-	-	0.0	0.1	0.1	0.1	0.1	-	-	0.0%
Malawi	-	-	0.3	1.7	2.2	2.9	2.9	1.0	-	-	0.0%
Total world	107.3	114.0	131.7	137.8	136.9	149.0	151.4	145.2	157.3	162.1	

Source: WNA


92
U T C
Uranium
Trading Corporation
Uranium Trading Corporation
"Yellow Is the New Green"
2321 Rosecrans Avenue, Suite 3245 | El Segundo, CA 90245 | Tel: 310-207-8400